

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 3, 2017

<u>Via E-mail</u>
Stephen M. Deitsch
Chief Financial Officer
BioScrip, Inc.
1600 Broadway, Suite 700
Denver, Colorado 80202

Re: BioScrip, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 7, 2017
File No. 001-11993

Dear Mr. Deitsch:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Result of Operations
Non-GAAP Measures, page 41

1.   We note you provide components of Consolidated Adjusted EBITDA and present "Infusion Services Adjusted EBITDA" and "Corporate Overhead Adjusted EBITDA" which are also presented as non-GAAP financial measures. Please tell us why you believe presenting these components of adjusted EBITDA is useful to investors. In this regard, we note that you have only one segment and it does not appear that Infusion Services can be operated autonomously without corporate overhead.

2.   Please revise to begin your non-GAAP reconciliation with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining